United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending 30 September 2022
Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S
• REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-241528);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697)
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE AND MID-TERM OBJECTIVES, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 2022, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP in 2021 and allow for greater comparability of the results of the combined group between periods. The pro forma financial information for 2021 has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable. For further information, refer to our 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022, which provides further details on our non-GAAP performance measures and reconciles, where applicable, our results as reported under IFRS to Pro forma financial information and non-GAAP performance measures.
The Pro forma financial information presented in this document reflects the inclusion of API revenue as if the acquisition had occurred at 1 January 2021 and prepared on a basis consistent with CCEP accounting policies.
The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro Forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.

For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of 2021. In this document, the Pro forma financial information adjustments reflect the inclusion of API revenue as if the acquisition had occurred at the beginning of 2021 and prepared on a basis consistent with CCEP accounting policies.

"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net impact related to European flooding and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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2 November 2022

COCA-COLA EUROPACIFIC PARTNERS

Trading update for the third quarter ended 30 September 2022 & interim dividend declaration

					Change vs 2021				Change vs 2021 (Pro Forma)
		Revenue	Volume (UC)[1]	Revenue per UC[1]	Comparable[2] Volume	Revenue per UC[1],[5]	FXN[2] revenue	Revenue	Pro forma comparable volume [3]	Pro forma revenue per UC[3]	Pro forma FXN revenue[3]	Pro forma revenue[3]
Q3 2022	Europe	€3,820m	736m	€5.19	12.0%	5.0%	17.5%	17.5%	—	—	—	—
	API	€925m	152m	€5.61	9.5%	11.5%	21.0%	32.0%	—	—	—	—
	CCEP	€4,745m	888m	€5.26	11.5%	6.0%	18.0%	20.0%	—	—	—	—

YTD 2022	Europe	€10,271m	2,012m	€5.09	13.5%	4.5%	18.5%	19.0%	13.5%	4.5%	18.5%	19.0%
	API	€2,754m	494m	€5.27	101.5%	5.0%	111.0%	123.5%	8.0%	6.0%	13.5%	20.5%
	CCEP	€13,025m	2,506m	€5.12	24.5%	5.0%	30.0%	32.0%	12.5%	5.0%	17.5%	19.0%

Note: All footnotes included after the ‘About CCEP’ section

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Q3 HIGHLIGHTS[2],[3]
Q3 Reported revenue +20.0%; Fx-neutral revenue +18.0%
•NARTD YTD value share gains[4] across measured channels both in-store (+20bps) & online (+100bps)
•Comparable volume +11.5%[6] (+5.5% vs 2019) driven by the continued recovery of the away from home (AFH) channel, with the return of tourism & favourable weather supporting volume growth in Europe & soft comparables in API due to prior year restrictions (API Q3 2021 volume -2.0% vs 2020)
◦Strong AFH comparable volume: +16.0% (+2.0% vs 2019) reflecting the continued recovery of the AFH channel across both Europe (+16.5% vs 2021) & API (+13.5% vs 2021)
◦Resilient Home comparable volume: +8.5% (+8.5% vs 2019) driven by continuing at-home consumption trends & solid in-market execution
•Revenue per unit case +6.0%[1],[5] (+10.0%[7] vs 2019) reflecting favourable price realisation across all markets, including the benefit of additional underlying pricing coming through in some markets, alongside positive pack & channel mix led by the continued recovery of the AFH channel
Dividend
•Declaring second half interim dividend per share of €1.12 (to be paid December)
•Resulting in record full year dividend per share of €1.68 (+20.0% vs 2021 & +35.5% vs 2019), maintaining annualised total dividend payout ratio of approximately 50%[8]. Equating to a total absolute dividend of €767m
Other
•Reorientation of the API portfolio to maximise system value creation to enable greater focus on NARTD, RTD alcohol & spirits well advanced. Sale of NARTD own brands to The Coca-Cola Company for A$275m substantially complete. Expected to be fully complete by the end of the year
•Innovation highlights: new limited edition Coca-Cola Creations flavour, Dreamland, Sprite Lemon+ & Monster flavour extensions (including Monster Ultra Rosa & Monster Reserve White Pineapple)
•Sustainability highlights:
◦Winner of 2021 J. Paul Austin Award, recognising ESG performance in the Coca-Cola System
◦Launched sustainability-linked supply chain finance programme
◦Achieved 100% renewable electricity commitment three years early in New Zealand (NZ)
◦Continued rollout of new attached caps to PET bottles, now in GB, Germany, Spain, Sweden & the Netherlands

INVESTOR EVENT HIGHLIGHTS

Other highlights

•NARTD market is large & growing: estimated at €130bn in 2022; CAGR 2023-27 estimated at around ~3-4%[17]
•Announcing new €350-400m efficiency programme to be delivered by the end of FY28
•Sustainability: updating our commitments & targets to include API markets

The person responsible for arranging for the release of this announcement on behalf of the Company is Clare Wardle, Company Secretary.

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Third-Quarter & Year-To-Date Revenue Performance by Geography[2]
All values are unaudited and all references to volumes are on a comparable basis

	Q3			YTD (Pro forma)[3]
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	830	15.5%	15.5%	2,293	20.0%	18.0%
France[11]	568	22.5%	22.5%	1,585	16.5%	16.5%
Germany	733	15.5%	15.5%	2,029	17.5%	17.5%
Iberia[12]	970	22.0%	22.0%	2,341	25.5%	25.5%
Northern Europe[13]	719	13.0%	13.0%	2,023	14.0%	14.0%
Total Europe	3,820	17.5%	17.5%	10,271	19.0%	18.5%
API[10] (Pro forma)[3]	925	32.0%	21.0%	2,754	20.5%	13.5%
Total CCEP (Pro forma)[3]	4,745	20.0%	18.0%	13,025	19.0%	17.5%

API
•Q3 volume growth reflects solid trading in Australia & NZ, further supported by the recovery of the AFH channel with soft comparables in all markets from cycling tough restrictions last year. Solid strategy & execution to navigate industry-wide supply constraints in Australia & NZ also supported volume growth.
•Coca-Cola No Sugar outperformed in Australia & NZ, & Monster volume grew in all markets.
•Revenue/UC[14] growth driven by positive channel & pack mix from the recovery of the AFH channel, underlying price & promotional optimisation in Australia.
France
•Q3 volume growth reflects strong trading in the AFH channel, with favourable weather & the recovery of tourism leading to double-digit volume growth versus 2019. Home channel demand remained resilient, also achieving double-digit volume growth versus 2019. Strong overall performance despite industry-wide supply constraints.
•Coca-Cola Original Taste & Zero Sugar, Fuze Tea, Capri-Sun & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by further underlying price & positive customer mix from the continued recovery of the AFH channel.
Germany
•Q3 volume growth reflects the continued recovery of the AFH channel, further supported by favourable weather. Continued strong performance in the Home channel supported by the successful navigation of industry-wide supply constraints & the border trade business resulted in volume ahead of 2019.
•Coca-Cola Zero Sugar, Fuze Tea & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by underlying price, positive brand mix (e.g. Monster volume +20.0% in Q3) & pack mix from the continued recovery of the AFH channel.
Great Britain
•Q3 volume growth reflects continued strong trading in the AFH channel, with favourable weather contributing towards double-digit volume growth vs 2019. Higher at-home consumption trends led to resilient demand in the Home channel, also achieving double-digit volume growth versus 2019.
•Coca-Cola Zero Sugar, Fanta, Sprite & Monster outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by underlying price & promotional optimisation, alongside positive pack mix led by IC packs e.g. small PET volume +13.5% in Q3.
Iberia
•Q3 volume growth reflects momentum in the AFH channel recovery, achieving volume ahead of 2019 levels, supported by the continued recovery of tourism & favourable weather. The increased Spanish VAT rate continued to impact volume within the Home channel.
•Coca-Cola Zero Sugar & Monster both outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by further underlying price & positive pack & channel mix led by the on-going recovery of the AFH channel e.g. small glass volume +12.0% in Q3.
Northern Europe
•Q3 volume growth reflects continued trading momentum in the AFH channel. Continued strong demand in the Home channel supported overall volume growth ahead of 2019.
•Coca-Cola Zero Sugar, Fanta & Monster all outperformed, with volume ahead of 2019.
•Revenue/UC[14] growth driven by underlying price, alongside positive pack & channel mix from the continued recovery of the AFH channel e.g. small glass volume +16.5% in Q3.

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Third-Quarter & Year-To-Date Volume Performance by Category[2],[3],[6]
All values are unaudited and all references to volumes are on a comparable basis

	Q3		YTD (Pro forma)[3]
	% of Total	% Change	% of Total	% Change
Sparkling	83.0%	10.5%	84.0%	11.5%
Coca-Cola®	57.5%	8.5%	58.0%	10.0%
Flavours, Mixers & Energy	25.5%	15.0%	26.0%	15.5%
Stills	17.0%	16.5%	16.0%	16.0%
Hydration	9.0%	24.5%	8.0%	21.0%
RTD Tea, RTD Coffee, Juices & Other[15]	8.0%	8.5%	8.0%	11.0%
Total	100.0%	11.5%	100.0%	12.5%

Coca-Cola®
•Q3 Original Taste +11.0%; Lights +5.5% driven by solid trading in both channels, supported by the continued recovery of the AFH channel & on-going solid performance of the reformulated & rebranded Coca-Cola Zero Sugar (+11.0%; +25.0% vs 2019)
•Coca-Cola Zero Sugar gained value share[4] of Total Cola +60bps

Flavours, Mixers & Energy
•Q3 Fanta +20.0% driven by solid trading in both channels, supported by the continued recovery of the AFH channel
•Q3 Energy +25.5% vs 2021 & +55.5% vs 2019 led by Monster; gaining +140bps of value share[4].
•Solid growth supported by exciting innovation & solid in-market execution

Hydration
•Q3 Water +24.5% reflecting the continued recovery of the AFH channel & increased mobility
•Q3 Water in decline vs 2019 (-20.0%), partially offset by Sports (+17.5%) following a post pandemic resurgence

RTD Tea, RTD Coffee, Juices & Other[15]
•Q3 Juice drinks in decline -2.5% vs 2019 driven by SKU rationalisation in Indonesia. Continued growth in Europe led by Capri-Sun (+18.0% vs 2021 & +33.5% vs 2019)
•Q3 RTD Tea in growth vs 2019, led by Fuze Tea (+41.0%[16]) & continuing to grow value share in Europe[4],[16]
•Q3 Alcohol delivered strong growth in Australia (+9.5% vs 2021 & +8.5% vs 2019) driven mainly by RTD Alcohol ___________________
1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
3.Comparative pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at 1 January 2021 presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies for the period 1 January to 10 May 2021. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4.Combined NARTD (non-alcoholic ready to drink) NielsenIQ Global Track YTD data for BE, DE, ES, FR, NL, NO, PT & SE to 28.Aug.22; GB to 27.Aug.22; NZ to 11.Sep.22; IND to 15.Aug.22; NARTD IRI data for AUS to 28.Aug.22. Online Data is for available markets YTD GB to 13.Aug.22 (Retailer data) + 27.Aug.22 (NielsenIQ), ES, FR, NL & SE to 28.Aug.22 (NielsenIQ), AUS to 28.Aug.22 (Retailer Data)
5.Comparable & Fx-neutral
6.No selling day shift in Q3; YTD adjusted for 1 less selling day in Q1; YTD pro forma volume +12.0%
7.Management’s best estimate
8.Dividends subject to Board approval
9.Footnote not used
10.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
11.Includes France & Monaco
12.Includes Spain, Portugal & Andorra
13.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
14.Revenue per unit case
15.RTD refers to Ready to Drink; Other includes Alcohol & Coffee
16.Europe only
17.CCEP internal estimates based on Global Data 2023-2027

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2022 Half-year Report filed with the SEC on 4 August 2022;

2. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns;

3. the extent to which COVID-19 will continue to affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic;

4. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

5. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn; and

6. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets. The impacts, including potential increases in energy prices, are expected to be exacerbated during the approaching colder months of the year.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions, and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Supplemental Financial Information - Revenue - Reported to Pro Forma Comparable
All pro forma measures presented below relate only to the nine months ended 1 October 2021.

Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
As reported and comparable	4,745	3,949	20.0%	13,025	9,867	32.0%
Add: Pro forma adjustments[1]	—	—	n/a	—	1,056	n/a
Pro forma Comparable	4,745	3,949	20.0%	13,025	10,923	19.0%
Adjust: Impact of fx changes	(77)	n/a	n/a	(191)	n/a	n/a
Pro forma Comparable and fx-neutral	4,668	3,949	18.0%	12,834	10,923	17.5%

Pro forma Revenue per unit case	5.26	4.96	6.0%	5.12	4.88	5.0%

Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
As reported and comparable	925	700	32.0%	2,754	1,233	123.5%
Add: Pro forma adjustments[1]	—	—	n/a	—	1,056	n/a
Pro forma Comparable	925	700	32.0%	2,754	2,289	20.5%
Adjust: Impact of fx changes	(77)	n/a	n/a	(153)	n/a	n/a
Pro forma Comparable and fx-neutral	848	700	21.0%	2,601	2,289	13.5%

Pro forma Revenue per unit case	5.61	5.03	11.5%	5.27	4.97	6.0%
[1] The Pro forma financial information for 2021 reflects the inclusion of API revenue as if the acquisition had occurred at 1 January 2021 and prepared on a basis consistent with CCEP accounting policies.

Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
Volume	888	796	11.5%	2,506	2,023	24.0%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	888	796	11.5%	2,506	2,016	24.5%
Pro forma impact[1]	—	—	n/a	—	212	n/a
Pro forma comparable volume	888	796	11.5%	2,506	2,228	12.5%

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Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Third-Quarter Ended			Nine Months Ended
	30 Sept 2022	1 Oct 2021	% Change	30 Sept 2022	1 Oct 2021	% Change
Volume	152	139	9.5%	494	245	101.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	152	139	9.5%	494	245	101.5%
Pro forma impact[1]	—	—	n/a	—	212	n/a
Pro forma comparable volume	152	139	9.5%	494	457	8.0%
[1] Pro forma API volume for the nine months ended 1 Oct 2021 is 460 million unit cases. Including the impact of the Q1 selling day shift (3 million unit cases), pro forma comparable API volume is 457 million unit cases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 2, 2022	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer